January 28, 2005

Michael A. Reisner, Esq.
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

Re:	ICON Leasing Fund Eleven, LLC.
      	Registration Statement on Form S-1
		File No. 333-121790
      Filed	December 30, 2004

Dear Mr. Reisner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns. Additionally, please ensure that the table setting forth the underwriting compensation contains all items considered by the NASD to be underwriting compensation. Please refer to Item 508(e) of
Regulation S-K.
2. Please submit all sales literature to the staff prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Cover Page

3. Please disclose the title of the securities you are offering. We note your reference to "shares;" however, please describe the shares as common, preferred or membership units, etc. Provide a brief description of the securities except where the information is clear from the title. Please refer to Item 501(b)(2) of Regulation S-K.

4. Please disclose whether any national securities exchange or the Nasdaq Stock Market lists your securities and, if applicable, name the particular market, and the trading symbol of your securities.
Please refer to Item 501(b)(4) of Regulation S-K.

5. In a prominent place on the cover page, please disclose the total number of securities offered pursuant to this prospectus. We note the that the table indicates that you will be offering a minimum of
1,200 and a maximum of 200,000 limited liability company membership shares; however, that information is not readily accessible to the reader.

6. Please add a risk factor to the bulleted list on the cover page that holders will have limited voting rights and must rely entirely on the manger.

7. Since the investors` funds will be held in escrow for what could be a lengthy period of time, please disclose (1) whether interest will be paid to investors when they are admitted to the partnership and (2) if their subscription is rejected, whether their investment will be returned with interest and without deduction.

Investor Suitability and Questions and Answers About this offering, pages 1 and 3

8. Please add disclosure in this section that investors should not invest funds unless they can afford to have those funds tied up for at least ten years and that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.

Risks Related to Forward-Looking Statements, page 13

9. Please relocate this section so that it appears after the Risk
Factors section.

Risk Factors, page 14

10. The subheadings of some of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow.
Please revise your subheadings to succinctly state the risks you discuss in the text. Please see the updated version of Staff Legal
Bulletin No. 7, dated June 7, 1999. Refer to the following risk factor subheadings:

* "A Substantial Portion of the Distributions You Will Receive May Be a Return of Capital"
* "You May Not Receive Any Economic Return From This Investment
Nor a
Complete Return of All of Your Investment"
* "You May Not Receive Cash Distributions Every Month"
* "We Will Not Devote Our Time Exclusively to Managing Fund
Eleven"
* "You Will Have Limited Voting Rights and No Management
Authority"
* "The Assets of Fund Eleven May Be Plan Assets for ERISA
Purposes"

11. In the table that appears at the top of page 15, please indicate the number of years each fund existed prior to liquidation.

12. Please clarify in the risk factor "You May Incur Tax Liability in
Excess of the Cash Distributions You Receive in a Particular Year" that to the extent of any such excess, the payment of such taxes will be out-of-pocket expenses.

Fund Eleven Could Incur Losses if a Lessee Defaults on Its
Lease...,
page 18

13. We note your statement that you may lease equipment to lessees which have senior debt rated below investment grade. However, please disclose, if true, that you do not require that your lessees have a minimum credit rating before you lease to them.

Estimated Use of Proceeds, page 24

14. The column showing fees and expenses as a percentage of total assets is confusing; please delete it.

Our Compensation, page 25

15. Please reconcile your statement on the cover page and elsewhere in the prospectus that you will invest at least 80.71% of the offering proceeds in equipment with your statement that the maximum use of debt to acquire investments will result in maximum front-end fees of 25% of the offering proceeds. Please revise or advise.

Management Responsibility, page 33

16. We note your statement that the Delaware Limited Liability Company Act does not set forth any duties that a manager owes to a limited liability company and to its members and that under this Act, a manager who acts under an LLC Agreement that imposes fiduciary duties will not be liable to the limited liability company or its members when acting in good faith in reliance upon the provisions of the LLC Agreement. Please disclose whether there are any other provisions of Delaware law addressing the fiduciary duties of your managers. If so, please compare the state-law fiduciary standards with the standards as modified by the LLC Agreement. Discuss the specific benefits and detriments to the management resulting from any modification.

17. Please name the management of ICON Capital Corp. as your promoters. Please refer to Item 404(d)(1) of Regulation S-K and, if applicable, disclose all of the information required by this Item.

Plan of Distribution, page 11 and 86

General

18. We note that subscribers will generally not have the right to withdraw or receive their funds from the escrow account unless and until the offering of Fund Eleven is terminated. Please consider a risk factor addressing this fact.

19. We note that your officers, employees, securities representatives and those of your affiliates and selling broker-dealers may purchase shares. Please confirm, if true, that:
* no offers were made prior to the filing of the registration statement;
* subsequent offers were made only with the prospectus; and
* no funds have or will be committed or paid prior to effectiveness of the registration statement.

Segregation of Subscription Payments

20. We note that each subscriber has the right to cancel his or her subscription for a period of five business days after receiving a final prospectus. We also note that any proceeds from the sale of shares in Fund Eleven which have not been invested or committed for investment within two years after the date of this prospectus, except for reserves and necessary operating capital, will be returned, without interest, to the members in proportion to their respective investments. Please disclose when subscription payments will be returned to subscribers in these circumstances.

Escrow Agent; Distribution of Escrow Interest

21. We note that escrowed funds will be placed in an interest bearing account, and that if you terminate the offering prior to closing the offering, funds will be returned to investors with interest. Please disclose whether this will be less escrow fees. Also, please clarify what happens to the interest if the offering proceeds. For instance, will the interest be added to the subscribers` deposits and applied to the purchase of additional shares, returned to the subscribers` in cash, or retained by you as proceeds of the offering?

Investment Objectives and Policies. Page 41

Equipment Leasing Industry

22. We note your statistics regarding the various subsets of the equipment leasing industry. Please place your position in the industry in context by discussing, among other things, the numbers of competitors in each subset, the degree of market fragmentation, and principal methods of competition. Please refer to Item 101(c)(x) of
Regulation S-K.

23. If you funded or were affiliated with any of the studies or reports you cite in this section, please disclose this. Please note that if any of the information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

24. Please update the information in this section to the most recent date practicable.

25. We note that you are including forecasts in this section which appears to be inconsistent with the statement on the cover page of the prospectus that the use of forecasts in the prospectus is prohibited. Please advise.

Federal Income Tax Consequences, page 56

26. Please advise us why this section is in italics. It appears that this section will need to be revised once the opinion from counsel is obtained.

Icon Capital Corp. and Subsidiaries Consolidated Balance Sheet at
September 30, 2004, page 109

27. Please indicate on the face of the Consolidated Balance Sheet at
September 30, 2004 that the financial statement is "unaudited".
Additionally, please indicate that the Notes to the Consolidated
Balance Sheet at September 30, 2004 are also "unaudited."

Part II Information Not Required in the Prospectus

Undertakings, page II-2

28. Please include the undertaking specified in Item 512(f) of Regulation S-K.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Dale Welcome at (202) 942-2871 or Jeanne Baker at
(202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Deborah Schwager Frowling, Esq.
	Fax: (540) 372-9514
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE